ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77I

At a regular meeting held June 23, 2016, the Board of Trustees of the Registrant approved the merger of John Hancock Core High Yield Fund into John Hancock Focused High Yield Fund, a series of John Hancock Bond Trust. The record date for the shareholder meeting was July 22, 2015, the shareholder meeting date was September 30, 2016, and the date of the trusts’ merger was October 28, 2016.